SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)

(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)

(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

ON MARCH 8, 2006, KOOKMIN BANK FURNISHED PUBLIC NOTICE REGARDING THE CONVOCATION OF ITS GENERAL SHAREHOLDERS’ MEETING FOR THE FISCAL YEAR 2005. SUCH PUBLIC NOTICE WAS MADE THROUGH TWO KOREAN DAILY NEWSPAPERS PURSUANT TO THE KOREAN SECURITIES EXCHANGE LAW.

THE AGENDA FOR THE GENERAL SHAREHOLDERS’ MEETING TO BE HELD ON MARCH 24, 2006 WAS ALSO RELEASED THROUGH THE TWO KOREAN DAILY NEWSPAPERS, AND THE DETAILED CONTENTS OF SUCH AGENDA ARE ALSO CURRENTLY BEING DISTRIBUTED TO SHAREHOLDERS OF KOOKMIN BANK FOR THEIR REFERENCE AS THEY EXERCISE THEIR VOTING RIGHTS.

AGENDUM 1. APPROVAL OF NON-CONSOLIDATED FINANCIAL STATEMENTS (BALANCE SHEET, INCOME STATEMENTS AND STATEMENTS OF APPROPRIATION OF RETAINED EARNINGS) FOR THE FISCAL YEAR 2005	3

AGENDUM 2. AMENDMENT OF THE ARTICLES OF INCORPORATION	4

AGENDUM 3. APPOINTMENT OF DIRECTORS	8

AGENDUM 4. APPOINTMENT OF CANDIDATES FOR THE MEMBERS OF THE AUDIT COMMITTEE, WHO ARE NON-EXECUTIVE DIRECTORS	10

AGENDUM 5. APPROVAL OF PREVIOUSLY GRANTED STOCK OPTIONS	11

AGENDUM 6. GRANT OF STOCK OPTIONS	15

Agenda for General Shareholders’ Meeting for the

Fiscal Year 2005

AGENDUM 1. APPROVAL OF NON-CONSOLIDATED FINANCIAL STATEMENTS (BALANCE SHEET, INCOME STATEMENTS AND STATEMENTS OF APPROPRIATION OF RETAINED EARNINGS) FOR THE FISCAL YEAR 2005

Please find the following Exhibits attached to this document:

Exhibit Index

99.1	Non-consolidated Balance Sheets as of December 31, 2005 and 2004

99.2	Non-consolidated Income Statements for the Years Ended December 31, 2005 and 2004

99.3	Non-consolidated Statements of appropriation of Retained Earnings for the Years Ended December 31, 2005 and 2004

AGENDUM 2. AMENDMENT OF THE ARTICLES OF INCORPORATION

CURRENT	AMENDED (DRAFT)	REMARK
Article 13 (Stock Options)	Article 13 (Stock Options)

 The Bank may grant stock options to its officers and employees pursuant to the provisions of the SEA, by a special resolution of the General Meeting of Shareholders, to the extent not exceeding 15/100 of the total number of issued and outstanding shares of the Bank; provided that the Bank may grant stock options by a resolution of the Board of Directors, to the extent not exceeding one percent (1%) of the total number of issued and outstanding shares, in case of such the bank must obtain the approval of shareholders at the nearest forthcoming General Meeting of Shareholders.	 The Bank may grant stock options to its officers and employees pursuant to the provisions of the SEA, by a special resolution of the General Meeting of Shareholders, to the extent not exceeding 15/100 of the total number of issued and outstanding shares of the Bank; provided, however, that the Bank may grant stock options to its officers and employees, other than directors, by resolution of the Board of Directors, to the extent not exceeding one percent (1%) of the total number of issued and outstanding shares, in case of such the bank must obtain the approval of shareholders at the nearest forthcoming General Meeting of Shareholders.	Revision according to the SEA Directors shall be granted Stock Options by Special Resolution of the General Meeting of Shareholders

(the rest omitted)	(unchanged)

Article 34 (Directors)	Article 34 (Directors)

 (omitted)	 (unchanged)

‚ The Directors shall be the Standing Directors and the Non-Executive Directors, and the number of the Standing Directors shall be less than 50/100 of the total number of Directors; (the proviso omitted)	‚ The Directors shall be the Standing Directors and the Non-Executive Directors, and the number of the Standing Directors shall be less than 50/100 of the total number of Directors and the number of the Non-Executive Directors shall not be less than five (5); (unchanged)	The number of Non-Executive Directors newly provided

ƒ The Bank shall have one (1) President and several Vice Presidents in charge among the Standing Directors	ƒ The Bank shall have one (1) President and several Executive Vice Presidents (“EVPs”) & Executive Directors serving as Standing Directors.	Term amended

CURRENT	AMENDED (DRAFT)	REMARK
Article 34-2 (Qualification of Non Executive Directors)	Article 34-2 (Qualification of Non Executive Directors)

Non-Executive Directors shall have a good quality and experience to a certain degree, in the field of related study, such as finance, economics, management, law, accounts, the press and the like, and shall have a public reputation with any of the following qualifications:	Non-Executive Directors shall have a good quality and experience to a certain degree, in the field of related study, such as finance, economics, management, law, accounts, the press and the like, and shall have a public reputation with any of the following qualifications:

1. A professional manager or executive official (a qualified person who is or used to be above an executive official in KSE listed corporations or members of KSDA, or treated as the same); (the rest omitted)	1. A professional manager or executive official (a qualified person who is or used to be above an executive official in KSE listed corporations or KOSDAQ listed corporations, or treated as the same); (unchanged)	Term amended

Article 36 (Term of Director)	Article 36 (Term of Director)

 The term of office of the Director shall be as follows. (the proviso omitted) 1. Standing Director: 3 years 2. Non-Executive Director: 1 year	 The term of office for a Director shall be 3 years. (unchanged) (deleted) (deleted)	The term of office for a non-executive directors prolonged

‚ (omitted)	‚ (unchanged)

Article 37 (Appointment of President, et al.)	Article 37 (Appointment of President, et al.)

 The Bank may appoint the President and the Vice Presidents in charge, by the resolution of the Board of Directors; (the rest omitted)	 The Bank may appoint the President and the EVPs & Executive Directors by resolution of the Board of Directors; (unchanged)	Term amended

Article 38 (Duties of Directors)	Article 38 (Duties of Directors)

 (omitted)	 (unchanged)

‚ The Vice Presidents in charge shall assist the President and perform their respective duties as may be delegated to them by the Board of Directors. In the absence of the President, the Vice Presidents in charge shall take his/her place as the President in accordance with their order of priority as determined by the Board of Directors.	‚ The EVPs & Executive Directors shall assist the President and perform their respective duties as may be delegated to them by the Board of Directors. In the absence of the President, the EVPs & Executive Directors shall take his/her place as the President in accordance with their order of priority as determined by the Board of Directors.	Term amended Term amended

CURRENT	AMENDED (DRAFT)	REMARK
Article 42 (Method of Resolution)	Article 42 (Method of Resolution)

 The quorum for the Board of Directors shall be the presence of at least more than one half (1/2) of the Directors, and all resolutions of the Board of Directors shall require the affirmative votes of a majority of the Directors present at the meeting of the Board of Directors; provided that amendment of the Articles of Incorporation, appointment of officers and other matters requiring the resolution of General Meeting of Shareholders shall be adopted by the affirmative vote of a majority of the Directors in office.

 The quorum for the Board of Directors shall be the presence of at least more than one half (1/2) of the Directors, and all resolutions of the Board of Directors shall require the affirmative votes of a majority of the Directors present at the meeting of the Board of Directors; provided that amendment of the Articles of Incorporation, appointment of officers, amendment of resolutions of the Audit Committee and other matters requiring the resolution of the General Meeting of Shareholders shall be adopted by the affirmative vote of a majority of the Directors in office.

Amendment of resolutions of Audit Committee added
‚ ~ ƒ (omitted)	‚ ~ ƒ (unchanged)

Article 44 (Committees)	Article 44 (Committees)

 The Bank may establish committees, such as an Operation Committee of the Board of Directors, a Business Strategy Committee, a Risk Management Committee, a Compensation Committee, a Non-Executive Director Nomination Committee by resolution of the Board of Directors, for the purposes of efficient operation of the Board of Directors and effective management of the Bank.

 The Bank may establish committees, such as an Operation Committee of the Board of Directors, a Business Strategy Committee, a Risk Management Committee, an Evaluation & Compensation Committee or a Non-Executive Director Nomination Committee by resolution of the Board of Directors, for the purposes of efficient operation of the Board of Directors and effective management of the Bank.

Term amended
‚ ~ ƒ (omitted)	‚ ~ ƒ (unchanged)

Article 53 (Dividends)	Article 53 (Dividends)

 ~ ƒ (omitted)	 ~ ƒ (unchanged)

(new addition)	„ The Bank may distribute cash dividends to the shareholders as of the end of March, June or September by resolution of the Board of Directors.	Quarterly Dividend Clause newly added

… In case the Bank issues new shares through a rights offering, bonus issue, stock options and/or stock dividend prior to each end of the months referred to in Paragraph four (4), the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares are issued with respect to distribution of dividends for such new shares.

CURRENT	AMENDED (DRAFT)	REMARK
Addenda

Article 1 (The date of enforcement) These Articles of Incorporation shall enter into force on March 24, 2006.

Article 2 (Interim Measures)

Notwithstanding the revised Article 36, the term of office for Non-Executive Directors re-elected at the first Meeting of Shareholders held after the enforcement of the Article shall be 1, 2 or 3 years.

AGENDUM 3. APPOINTMENT OF DIRECTORS

List of Nominees for Executive Director

Name (Date of Birth)	Current Position	Education	Career	Transactions with the Bank during the past 3 years

Ki Hong Kim (Newly Appointed) (01/10/1957)	Chief Executive Vice President, Kookmin Bank	• Ph.D. in Business, University of Georgia • M.B.A., University of Missouri • B.A. in Business, Barat College	• Non-Executive Director, Kookmin Bank • Assistant Governor, FSS • Professor, Chungbuk Nat’l University • Research Director, Korea Insurance Development Institute	None

List of Nominees for Non-Executive Director

Name (Date of Birth)	Current Position	Education	Career	Transactions with the Bank during the past 3 years

Kee Young Chung (Newly Appointed) (09/07/1948)	Professor, Accounting Keimyung Univ. (C.P.A)	• Ph.D. in Accounting, Univ. of Texas, Austin • M.A. in Business, Seoul Nat’l Univ. • B.A. in Business, Seoul Nat’l Univ.	• Non-executive Director, LG Corporation • President, Korea Accounting Institute • Chairman, Korea Accounting Association • Member, Examination Committee, FSS	None

Bo Kyung Byun (Newly Appointed) (08/09/1953)	CEO, Kolon Data Communication Co., Ltd	• B.S. in Mechanical Engineering, Seoul Nat’l Univ.	• CEO, LG-IBM PC Co., Ltd. • Managing Director, IBM Korea	None

Bae Kin Cha (Newly Appointed) (07/23/1958)	Vice President, Korea Institute of Finance	• Ph.D. in Economics, Univ. of Minnesota • B.A. in Economics, Seoul Nat’l Univ.	• Director of Research, Vice President, KIF • Professor, Economics & Finance, Hong Kong City Univ. • Professor, Economics, Univ. of Texas	None

Dong Soo Chung (Reappointed) (09/24/1945)	Professor Sangmyung Univ.	• M.A. in Public Administration, Univ. of Wisconsin at Madison • B.A. in Business Administration, Seoul Nat’l Univ.	• Deputy Minister, Ministry of Environment • Assistant Minister, Planning & Management Office, Ministry of Planning & Budget	None

Name (Date of Birth)	Current Position	Education	Career	Transactions with the Bank during the past 3 years

Nobuya Takasugi (Reappointed) (09/03/1942)	Executive Advisor, Fujixerox Korea	• Waseda Univ., Japan	• Chairman & CEO, Fuji Xerox Korea • Chairman, Seoul Japan Club	None

Doo Hwan Song (Reappointed) (05/29/1949)	Representative Partner, Hankyul Law firm	• B.A. in Law, Seoul Nat’l Univ.	• Executive Director of the Korean Bar Association • Judge, Seoul District Court	None

Chang Kyu Lee (Reappointed) (05/20/1950)	CEO, Joongang Ilbo News Magazines	• B.A. in Economics, Sogang Univ. • Journalism course, Missouri Graduate School	• Chief Economic Correspondent /Executive Director, Joongang Ilbo • Managing Editor/Director, Joongang Ilbo	None

Dam Cho (Reappointed) (08/01/1952)	Professor, Chonnam Nat’l Univ,	• Ph.D. in Finance, Korea Univ. • M.S in Business Administration, Korea Univ. • B.A. in Business Administration, Korea Univ.	• President, Korean Financial Management Association • Lecturer, Hongik Univ.	None

Young Soon Cheon (Reappointed) (02/01/1961)	Professor, Chungang University (C.P.A)	• Ph.D. in Accounting, Univ. of Georgia • M.Acc, Univ. of Georgia • B.B.A, Chungang Univ.	• Assistant Professor, Kyunghee Univ. • Senior Research Fellow, FSS • Assistant Professor, Baruch college, CUNY	None

AGENDUM 4. APPOINTMENT OF CANDIDATES FOR THE MEMBERS OF THE AUDIT COMMITTEE, WHO ARE NON-EXECUTIVE DIRECTORS

Name (Date of Birth)	Current Position	Education	Career	Transactions with the Bank during the past 3 years
Kee Young Chung (Newly Appointed) (09/07/1948)	Professor, Accounting Keimyung Univ. (C.P.A)	• Ph.D. in Accounting, Univ. of Texas, Austin • M.A. in Business, Seoul Nat’l Univ. • B.A. in Business, Seoul Nat’l Univ.	• Non-executive Director, LG Corporation • President, Korea Accounting Institute • Chairman, Korea Accounting Association • Member, Examination Committee, FSS	None

Bo Kyung Byun (Newly Appointed) (08/09/1953)	CEO, Kolon Data Communication Co.,Ltd	• B.S. in Mechanical Engineering, Seoul Nat’l Univ.	• CEO, LG-IBM PC Co.,Ltd. • Managing Director, IBM Korea	None

Dam Cho (Newly Appointed) (08/01/1952)	Professor, Chonnam Nat’l Univ.	• Ph.D. in Finance, Korea Univ. • M.S in Business Administration, Korea Univ. • B.A. in Business Administration, Korea Univ.	• President, Korean Financial Management Association • Lecturer, Hongik Univ.	None

Young Soon Cheon (Reappointed) (02/01/1961)	Professor, Chungang Univ. (C.P.A)	• Ph.D. in Accounting, Univ. of Georgia • M.Acc, Univ. of Georgia • B.B.A, Chungang Univ.	• Assistant Professor, Kyunghee Univ. • Senior Research Fellow, FSS • Assistant Professor, Baruch college, CUNY	None

AGENDUM 5. APPROVAL OF PREVIOUSLY GRANTED STOCK OPTIONS

On March 18, April 27, July 22 and August 23 of 2005, the Board of Directors of Kookmin Bank approved of, and ratified, granting of stock options to directors and employees of the Bank.

Pursuant to Article 13 of the Articles of Incorporation, these resolutions by the Board are subject to the approval and ratification at the first General Shareholders’ Meeting convocated after the date of grant.

The purpose of these stock option grants is to motivate our management towards meeting internal business targets and conducting responsible management practices. The methods through which we may grant these stock options are provided in more detail below.

1.1 List of Grantees, Number of Stock Options and Date of Grant

Date of Grant	Grantees		Number of Shares (Share)	As per Offering Structure	Remark
	Title	Name
	Non-executive directors	Suk Yong Cha Ki Hong Kim Young Soon Cheon Dong Soo Chung Chang Kyu Lee Hun Namkoong Doo Hwan Song Dam Cho Nobuya Takasugi	135,000 (15,000 each)	Granted over 3 years	Index -Linked Stock Options

	Chief audit executive	Hyung Duk Chang	30,000	Granted over 3 years

March 18, 2005	Senior EVPs	Dong Won Kim Kap Shin Yun Keun Jung Nam Sik Yang Hyo Sung Won Yong Kook Oh Sang Jin Lee Ahn Sook Koo Jung Young Kang Young Han Choi Dong Soo Choe Seong Kyu Lee Jun Bo Cho Jeong Min Kim	420,000 (30,000 each)	Granted over 3 years	Performance Linked Stock Options

	EVPs	Sung Soo Jung Hye Young Kim Ki Hyun Kim Jae Sam Chung	60,000 (15,000 each)	Granted over 3 years

	Heads of Regional Head Offices	Chang Ho Kim Dong Sook Kang De Oak Shin Dal Soo Lee Byong Doo Ahn Byung Kun Oh Won Sik Yeo Dong Su Yeo Kyoung Ho Lee Jeung Ho Lee Kwang Suk Lee Tae Kon Kim Hyeog Kwan Kwon Hyo Nam Choi Kyu Hyung Jung	225,000 (15,000 each)	Granted over 3 years	Performance Linked Stock Options

	Heads of Corporate Regional Head Offices	Dong Hwan Cho Man Hee Lee	30,000 (15,000 each)

	Head of Derivatives Business Unit	Il Soo Moon	15,000

	Chief Compliance Officer	Yong Seung Lee	15,000

-	Subtotal: 47 people	-	930,000	-	-

April 27, 2005	EVP	Kyung Wook Kang	15,000	Granted over 3 years	Performance Linked Stock Options
July 22, 2005	Senior EVP	Donald H. MacKenzie	30,000
August 23, 2005	EVP	Youn Soo Kim	15,000

-	Subtotal: 3 people	-	60,000	-	-

-	Total: 50 people	-	990,000	-	-

1.2 Adjustment to Number of Options for Grantees (Performance Linked Stock Options)

•	Grantees: Senior EVPs, EVPs, Heads of Regional Head Offices, Heads of Corporate Regional Head Offices, Head of

  Derivatives Business Unit and Chief Compliance Officer

The number of stock options granted to the grantees above is subject to adjustment based on the average evaluated score of the performance he or she achieves for three years from the date of the grant. Where the grantee resigns before the three-year term expires, the calculation shall be made based upon the quarterly average performance scores calculable immediately prior to such event.

Evaluation Method

Average Score	Calculation of Exercisable Stock Option
Less than 60 points	Stock options cancelled.

60 points or above but less than 80 points	• Number of exercisable options = (Number of stock options granted x evaluated score / 80)

80 points or above	Total number of the stock options granted.

1.3 Method of Exercise

Kookmin Bank may grant shares to a grantee who exercised his or her stock option by:

•	Issuing new common shares

•	Delivering treasury shares (which will be common shares)

•	Giving grantees of the stock options cash or treasury shares for the value of which is equivalent to the difference between the exercise price and the market price

1.4 Exercise Price

i) Chief audit executive and Non-executive directors (Index-Linked Stock Option)

Formula

Exercise price = 46,800 Won x (1 + rate of increase for KOSPI banking industry index x 0.4)

Rounded up to the nearest 100 Won. Rate of increase for KOSPI banking industry index1= (KOSPI banking industry index as of the effective date2 – KOSPI banking industry index as of the date of grant) / KOSPI banking industry index as of the date of grant

1.	If the rate of increase for KOSPI banking industry index is negative, exercise price will be 46,800 won
2.	The effective date to decide the number of stock options granted: March 18, 2008
•	In the case of the date being on holiday, the next business date will be effective

ii) Senior EVPs, EVPs, Heads of Regional Head Offices, Heads of Corporate Regional Head Offices, Head of Derivatives Business Unit and Chief Compliance Officer (Fixed)

Date of Grant	Exercise Price
March 18, 2005	46,800
April 27, 2005	45,700
July 22, 2005	49,200
August 23, 2005	53,000

*	Exercise price is decided at the arithmetic mean of the following three numbers: the sum of the daily closing price multiplied by the daily trading volume divided by the daily trading volume for the common shares during each of the following periods: (i) two months prior to, but excluding, the grant date; (ii) one month prior to, but excluding, the grant date; and (iii) one week prior to, but excluding, the grant date.

1.5 Exercise Period

Date of Grant	Exercise Period
March 18, 2005	From March 19, 2008 to March 18, 2013
April 27, 2005	From April 28, 2008 to April 27, 2013
July 22, 2005	From July 23, 2008 to July 22, 2013
August 23, 2005	From August 24, 2008 to August 23, 2013

1.6 Adjustment to Exercise Price and Number of Options

In the event that there is a capital increase, bonus issue, stock dividend, stock split, reverse stock split, merger or consolidation, capital reduction, reduction of retained earnings or cancellation of issued stocks as a result of the redemption of redeemable stocks and such event requires an adjustment in the exercise price or number of exercisable shares pursuant to these stock option grants, then such adjustment shall be made in accordance with a resolution passed by our board.

1.7 Adjustment Following Resignation

If any grantee resigns or ceases his/her office and the conditions for exercising his/her stock options have been satisfied, such grantee may exercise his/her options, adjusted pursuant to the formula below and rounded down to the nearest whole share.

Formula

Exercisable number of shares shall mean the number of shares granted by the stock options multiplied by the number of days at work divided by three years.

AGENDUM 6. GRANT OF STOCK OPTIONS

On February 27, 2006, the board of directors of Kookmin Bank approved and ratified stock option grants to certain of its senior executive vice presidents, executive vice presidents and heads of its regional head offices and to its chief audit executive, chief executive vice president and non-executive directors.

The resolution by our board is subject to approval and ratification at our general shareholders’ meeting to be held on March 24, 2006.

The purpose of these stock option grants is to motivate our management towards meeting internal business targets and conducting responsible management practices. The methods through which we may grant these stock options are provided in more detail below.

1. List of Grantees and the Stock Option Details

Non-executive directors

Grantees		Number of Shares	Additional Shares to be Granted[3]	Notes
Title	Name
Non-executive directors	Dong Soo Chung	10,000	10,000	Granted over two years
	Doo Hwan Song	10,000	10,000	Granted over two years
	Chang Kyu Lee	10,000	10,000	Granted over two years
	Dam Cho	10,000	10,000	Granted over two years
	Nobuya Takasugi	10,000	10,000	Granted over two years
	Young Soon Cheon	5,000	5,000	Granted over one year
	Kee Young Chung	30,000	15,000	Granted over three years
	Bo Kyung Byun	30,000	15,000	Granted over three years
	Bae Kin Cha	30,000	15,000	Granted over three years

Subtotal	9 people	145,000	5,000~15,000[3]	-

[3]	If a non-executive director is appointed as the chairman of our board at a subsequent board meeting after the general shareholder’s meeting, such director will be granted additional stock options entitling him or her to receive additional shares equal to the amount set forth opposite his or her name. Such additional amount will be adjusted pursuant to note 6 to reflect the shorter tenure of non-executive directors.

Senior management

Grantees		Number of Shares	Notes
Title	Name
Chief audit executive	Hyung Duk Chang	20,000	Granted over two years

Chief executive vice president	Ki Hong Kim	210,000	Granted over three years

Senior executive vice presidents	Kap Joe Song	45,000	Granted over three years
	Dal Soo Lee	20,000	Granted over two years
	Won Sik Yeo	20,000	Granted over two years
	De Oak Shin	20,000	Granted over two years

Executive vice presidents	Choong Won Cho	30,000	Granted over three years
	Yook Sang Kwon	30,000	Granted over three years
	Haing Hyun Choi	30,000	Granted over three years
	In Gyu Choi	30,000	Granted over three years
	Kwang Chun Shon	30,000	Granted over three years
	Han Mok Cho	30,000	Granted over three years

Heads of regional head offices	Soon Hyun Kim	30,000	Granted over three years
	Seung Joo Baik	30,000	Granted over three years
	Kwang Mook Park	30,000	Granted over three years
	Se Yoon Hong	30,000	Granted over three years
	Sang Rak Jang	30,000	Granted over three years
	Jin Sun Paeng	30,000	Granted over three years
	Shin Og Joo	30,000	Granted over three years
	Young Hee Jeon	30,000	Granted over three years
	Bae Young Lee	30,000	Granted over three years

Subtotal	21 people	785,000	-

Total	30 people	930,000[4]	-

2. Grant Date: March 24, 2006

3. Exercise Price (Index-Linked Stock Option)

Exercise price = (Base price) Won x (1 + TRS of the three major competitors x 0.4)

(1)	Rounded up to the nearest 100 Won.

[4]	The aggregate number of shares to be granted to non-executive directors and executive directors pursuant to additional stock options could increase from 930,000 shares to up to between 935,000 shares and 945,000 shares.

(2)	Base price shall mean the arithmetic mean of the following three numbers: the sum of the daily closing price multiplied by the daily trading volume divided by the daily trading volume for the common shares during each of the following periods: (i) two months prior to, but excluding, the grant date; (ii) one month prior to, but excluding, the grant date; and (iii) one week prior to, but excluding, the grant date.

(3)	TRS of the three major competitors shall mean (the sum of each of the three major competitor’s total market cap at the expected exercise share confirmation date less the sum of each of the three major competitor’s total market cap at the grant date) divided by the sum of each of the three major competitor’s total market cap at the grant date multiplied by 100.

Total market cap at the expected exercise share confirmation date shall mean the “expected exercise share confirmation date closing price” multiplied by the number of outstanding shares as of the expected exercise share confirmation date. The “expected exercise share confirmation date closing price” shall be the arithmetic mean of the following three numbers: the sum of the daily closing price multiplied by the daily trading volume divided by the daily trading volume for the common shares during each of the following periods: (i) two months prior to the expected exercise share confirmation date; (ii) one month prior to the expected exercise share confirmation date; and (iii) one week prior to the expected exercise share confirmation date.

Total market cap at the grant date shall mean the “grant date closing price” multiplied by the number of outstanding shares as of the grant date. The “grant date closing price” shall be the arithmetic mean of the following three numbers: the sum of the daily closing price multiplied by the daily trading volume divided by the daily trading volume for the common shares during each of the following periods: (i) two months prior to, but excluding, the grant date; (ii) one month prior to, but excluding, the grant date; and (iii) one week prior to, but excluding, the grant date.

(4)	Three major competitors shall mean the Shinhan Financial Group, Hana Financial Group and Woori Financial Group.

(5)	In the event of (i) a grantee’s early retirement, the day before such retirement date and (ii) the expected exercise share confirmation date falling on a holiday, the day before such holiday, each such day shall be deemed the expected exercise share confirmation date.

(6)	If the growth rate of the three major competitors’ total market cap is negative, the exercise price shall be (Base price) Won.

4. Method of Exercise

Kookmin Bank may grant shares to a grantee who exercised his or her stock option by:

•	Issuing new common shares

•	Delivering treasury shares (which will be common shares)

•	Giving grantees of the stock options cash or treasury shares for the value of which is equivalent to the difference between the exercise price and the market price

5. Exercise Period: From March 25, 2009 to March 24, 2014

6. Adjustment to Exercise Price and Number of Stock Options

In the event that there is a capital increase, stock dividend, stock split, reverse stock split, merger or consolidation, capital reduction, reduction of retained earnings or cancellation of issued stocks as a result of the redemption of redeemable stocks and such event requires an adjustment in the exercise price or number of exercisable shares pursuant to these stock option grants, then such adjustment shall be made in accordance with a resolution passed by our board.

A non-executive director who is also appointed as chairman of our board will be granted additional stock options entitling him or her to receive additional shares equal to the amount set forth opposite his or her name under the column “Additional Shares to be Granted” in the first table above. Such additional amount will be adjusted to reflect the shorter tenure of non-executive directors.

7. Adjustment Following Resignation

If any grantee resigns or ceases his/her office and the conditions for exercising his/her stock options have been satisfied, such grantee may exercise his/her options, adjusted pursuant to the formula below and rounded down to the nearest whole share.

Formula

Exercisable number of shares shall mean the number of shares granted by the stock options multiplied by the number of days at work divided by three years.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: March 8, 2006	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	CFO / Senior EVP
Executive Director

Exhibit 99.1

KOOKMIN BANK

NON-CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2004

	Korean Won
			(Restated)[1] 2004
	2005
	(In millions)
ASSETS

Cash and due from banks	(Won)	5,867,417	(Won)	5,139,604
Securities		30,550,299		27,965,441
Loans		135,738,407		135,769,326
Fixed assets		2,436,702		2,633,218
Other assets		5,000,824		8,133,541

	(Won)	179,593,649	(Won)	179,641,130

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Deposits	(Won)	126,281,232	(Won)	127,010,534
Borrowings		13,737,336		9,634,296
Debentures		16,547,987		21,874,695
Other liabilities		10,653,494		11,943,063

		167,220,049		170,462,588

SHAREHOLDERS’ EQUITY
Common stock		1,681,896		1,681,896
Capital surplus		6,254,786		6,230,738
Retained earnings (Net income of (Won)2,252,218 million for the year ended December 31, 2005 and (Won)360,454 million for the year ended December 31, 2004)		3,929,948		1,846,895
Capital adjustments		506,970		(580,987)

		12,373,600		9,178,542

	(Won)	179,593,649	(Won)	179,641,130

See accompanying notes to non-consolidated financial statements.

[1]	We recorded individual assets and liabilities comprised in private beneficiary certificates in our respective bank accounts, and net operating results from the private beneficiary certificates were recorded as one line item of income or loss from beneficiary certificates in the income statements by the end of 2004. However, in accordance with the new interpretation on the accounting of private beneficiary certificates by the Financial Supervisory Service, a private beneficiary certificate on which management, as an investor, agrees to have no interference and is not managing, is regarded as an ordinary beneficiary certificate and recorded as securities. As a result of the change of accounting principle, we restated the accompanying financial statements as of December 31, 2004.

Exhibit 99.2

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Korean Won
			(Restated) 2004
	2005
	(In millions except per share amounts)
OPERATING REVENUE:
Interest income:
Interest on due from banks	(Won)	26,274	(Won)	9,995
Interest on securities		1,127,393		1,045,947
Interest on loans		10,139,482		11,437,600
Other interest income		28,258		40,542

		11,321,407		12,534,084

Commission income		1,139,251		1,085,089

Other operating income:
Gain on disposal of trading securities		93,736		184,554
Gain on valuation of trading securities		—		26,745
Dividends on trading securities		4,869		3,289
Dividends on available-for-sale securities		3,281		7,835
Foreign exchange trading income		254,101		257,039
Fees and commissions from trust accounts		137,666		117,869
Gain on financial derivatives trading		3,652,414		4,057,392
Gain on valuation of financial derivatives		1,152,891		2,196,112
Gain on valuation of fair value hedged items		56,144		6,065
Other operating income		39,498		41,945

		5,394,600		6,898,845

Total operating revenues		17,855,258		20,518,018

OPERATING EXPENSES:
Interest expenses:
Interest on deposits		3,209,746		3,909,204
Interest on borrowings		384,332		326,586
Interest on debentures		1,034,471		1,116,110
Other interest expenses		35,026		60,320

		4,663,575		5,412,220

Commission expense		352,546		470,755

Other operating expenses:
Loss on disposal of trading securities		79,525		69,815
Loss on valuation of trading securities		14,550		—
Provision for possible loan losses		1,053,088		3,068,248
Provision for acceptance and guarantee losses		9,008		206
Foreign exchange trading losses		237,323		305,448
Loss on financial derivatives trading		3,575,745		3,990,483
Loss on valuation of financial derivatives		1,097,056		2,050,551
Other operating expenses		781,258		684,141

		6,847,553		10,168,892

General and administrative expenses		2,975,762		2,739,933

Total operating expenses		14,839,436		18,791,800

(Continued)

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Korean Won
			(Restated) 2004
	2005
	(In millions except per share amounts)
OPERATING INCOME	(Won)	3,015,822	(Won)	1,726,218
NON-OPERATING INCOME		734,695		464,417
NON-OPERATING EXPENSES		522,264		1,560,724

ORDINARY INCOME		3,228,253		629,911
EXTRAORDINARY ITEM		—		—

INCOME BEFORE INCOME TAX		3,228,253		629,911
INCOME TAX EXPENSE		976,035		269,457

NET INCOME	(Won)	2,252,218	(Won)	360,454

ORDINARY INCOME PER SHARE (In currency units)	(Won)	6,977	(Won)	1,176

NET INCOME PER SHARE (In currency units)	(Won)	6,977	(Won)	1,176

DILUTED ORDINARY INCOME PER SHARE (In currency units)	(Won)	6,973	(Won)	1,176

DILUTED NET INCOME PER SHARE (In currency units)	(Won)	6,973	(Won)	1,176

See accompanying notes to non-consolidated financial statements.

Exhibit 99.3

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Korean Won
		(Restated) 2004
	2005
	(In millions)
RETAINED EARNINGS BEFORE APPROPRIATIONS:
Accumulated deficits carried over from prior years	(Won) (194,772)	(Won)	(176,963)
Adjustment on valuation using the equity method	—		1,614
Net income	2,252,218		360,454

	2,057,446		185,105

TRANSFER FROM VOLUNTARY RESERVES:
Voluntary reserve	—		220,100
Business rationalization reserve	—		40,760

	—		260,860

APPROPRIATIONS:
Legal reserve	225,300		55,600
Reserve for financial structure improvement	—		55,600
Reserve for losses on sale of treasury stock	—		359,525
Voluntary reserve	1,646,500		—
Cash dividends (11.0% for common stock in 2005)	184,889		168,574
Other reserves	698		1,438

	2,057,387		640,737

UNAPPROPRIATED RETAINED EARNINGS (UNDISPOSED DEFICIT) TO BE CARRIED FORWARD TO SUBSEQUENT YEARS	(Won) 59	(Won)	(194,772)

See accompanying notes to non-consolidated financial statements.